

SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109





20 May 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Streamlines Capital Structure of Singapore Technologies Industrial Corporation

SembCorp Industries Ltd ("SCI") wishes to announce that its wholly-owned subsidiary, Singapore Technologies Industrial Corporation Ltd ("STIC"), has received approval by the High Court of Singapore to reduce its issued and fully paid-up capital from S$180,074,750.25 divided into 720,299,001 ordinary shares of S$0.25 each to S$9,000,000 divided into 36,000,000 ordinary shares of S$0.25 each. The capital reduction was achieved by cancelling 684,299,001 shares in STIC and returning the sum of S$252,443,213.25 to SCI. STIC's current business is to own and manage hotels and industrial parks in Asia.

Rationale:

The move will enable STIC to return any excess capital directly to SCI.

Financial Effects:

The capital reduction has no impact on the earnings per share and net tangible assets per share of SCI.

By Order Of The Board

Linda Hoon Siew Kin
Group Company Secretary

20 May 2005